UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Rocket Dollar, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 16, 2018

Physical address of issuer
2028 E. Ben White Blvd, Suite 240-4010, Austin, TX 78741

Website of issuer
https://www.rocketdollar.com

Current number of employees
24

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$6,606,686	$741,869
Cash & Cash Equivalents	$6,473,801	$673,741
Accounts Receivable	$0	$340
Short-term Debt	$134,088	$52,292
Long-term Debt	$423,245	$423,245
Revenues/Sales	$1,379,482	$510,830
Cost of Goods Sold	$0	$0
Taxes Paid	$3,894	$0
Net Income	($2,182,531)	($1,295,624)


April 29, 2022

FORM C-AR

Rocket Dollar, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "***Form C-AR***") is being furnished by Rocket Dollar, Inc., a Delaware corporation (the "***Company***", "***Rocket Dollar***", as well as references to "***we***", "***us***," or "***our***"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission (the "***SEC***").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.rocketdollar.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold in the Company's Regulation Crowdfunding offerings by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR April 29, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond

the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Rocket Dollar, Inc. (the "*Company*" or "*Rocket Dollar*") is a Delaware corporation formed on February 16, 2018.

The Company is located at 2028 E. Ben White Blvd, Suite 240-4010, Austin, TX 78741.

The Company's website is https://www.rocketdollar.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company provides self-directed IRAs and solo 401(k) products which allow individuals access to invest retirement savings into the asset class of the individuals choosing.

**RISK FACTORS**

Risks Related to the Company's Business and Industry

Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition and business.
The United States and other countries have experienced, and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on February 16, 2018. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage business operating in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase in the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of significant revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We have had significant operating losses since our inception. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs, from the design of our infrastructures, and from general and administrative costs associated with our operations. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue to develop alternative investments opportunities for our customers. Our business currently does not generate revenues that are sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to specialized retirement investment account providers that we may seek to enable in the future. Our competitors include financial services companies in the U.S., with Millennium Trust Company, Pensco Trust Company, and Equity Trust Company, as main competitors, as well many other trust companies, custodians and third-party administrators who cater to sophisticated investors and offer self-directed retirement

accounts. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing products and thus may be better equipped than us to develop, commercialize, and sell self-directed retirement accounts. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Tadayoshi Henry Yoshida and Chris Palmisano. Mr. Yoshida has served as Director and Chief Executive Officer from February 2018 to present and Mr. Palmisano has served as Director, Chief Operating Officer and Chief Revenue Officer from February 2018 to present. There can be no assurance that Mr. Yoshida and Mr. Palmisano will continue to provide services to the Company for a particular period of time. The loss of Mr. Yoshida and Mr. Palmisano or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow, and results of operations.

Although dependent on certain key personnel, the Company only holds a key man life insurance policy on Mr. Yoshida.
The Company is dependent on Tadayoshi Henry Yoshida and Chris Palmisano in order to conduct its operations and execute its business plan, however, the Company has only purchased an indeterminate premium term life insurance policy for Mr. Yoshida. Therefore, if Mr. Palmisano were to die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of Mr. Palmisano could negatively affect the Company's business, financial condition, cash flow and results of operations.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.
As we offer to our customers access to investment opportunities, we rely on a number of third-party providers. Our operations require establishing and maintaining relationships with business partners such as third-party custodians, trust providers, and banks. Additionally, we rely on technology providers to maintain the infrastructure required to qualify and open our customer accounts, in particular to ensure compliance with know-your-customer regulations. In certain instances, we rely on single or limited service providers. If such service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in operations including re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of services could result in our inability to meet customer demand, failure to comply with the various regulations our activities are subject to, and damage to our reputation and customer relationships.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation. Similarly, negligence in performing our services can lead to adverse events.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new services to meet those changes, and respond to competitive innovation.
Consumer preferences of our products change continually. Our success depends on our ability to predict, identify, and interpret needs and to offer access to investment opportunities that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in educational guidelines and preferences will be long-term, or if we fail to introduce new and improved products to satisfy those guidelines, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

In general, demand for our products and services is highly correlated with general economic conditions.
Our customers are mainly individuals who have a significant existing IRA or 401(k) balance, or other retirement assets. Consequently, a substantial portion of our revenue is derived from discretionary spending by individual customers, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Difficult macroeconomic conditions, particularly high levels of unemployment, will also impact our business, along with other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

From time to time, third parties may claim that one or more of our services infringe their intellectual property rights.
Any dispute or litigation regarding patents, trademarks, copyrights, or other intellectual property could be costly and time-consuming due to the dense content of our teaching material and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of patent infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our teaching material, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

We currently have a patent pending and the US Patent and Trademark Office may not grant our patent.
On December 2, 2019, we applied for a patent for our system and method for transferring and rolling over funds between accounts and our application is currently pending. The patent application was published on June 3, 2021. As of the date of the filing of this Form C-AR, we are undergoing the review process before a final decision is made by the US Patent and Trademark Office. Our pending patent application may fail to result in the issuance of a patent in

the United States. If our pending patent application is not approved, our competitive advantage, our ability to protect our intellectual property, and our operations may be adversely affected.

Security breaches of confidential customer information may adversely affect our business.
Our business requires the collection, transmission and retention of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
The Company's current products are related to Individual Retirement Accounts and 401(k) accounts, both of which are subject to regulatory and statutory risk. At any time, the U.S. government could change laws or make or change administrative rules that make these accounts less desirable to the public. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

BUSINESS

Description of the Business
Rocket Dollar, Inc. was founded in February 2018 by Tadayoshi Henry Yoshida, Thomas Young, and Richard Dude. The Company was incorporated in Delaware. The Company provides self-directed IRAs and solo 401(k) products, which allow individuals access to invest retirement savings into the asset class of the individuals choosing.

Business Plan
Rocket Dollar, Inc. enables individuals to access alternative investment opportunities through self-directed Individual Retirement Accounts (IRA) and Solo 401(k) plans; both traditional and ROTH. Most IRA and 401(k) providers only allow investments in a small set of options, typically marketable securities such as stocks, bonds, index funds, and mutual funds. The Company allows investors to invest in a wide variety of alternative asset classes and thereby affords the investor the opportunity to invest in alternative assets while retaining the tax benefits of the IRA or 401(k). The Company currently offers self-directed Traditional IRA accounts, SEP IRA accounts, and ROTH IRA accounts. Additionally, for self-employed persons, the Company offers both a regular and ROTH Solo 401(k) product.

Since its founding in early 2018, the Company has established relationships with third party custodians, trust providers and federally chartered commercial banks which allowed it to begin offering accounts to individuals in March 2018. Additionally, the Company has built the infrastructure required to qualify and open new accounts, such as technology to comply with know-your-customer banking regulations, customer on-boarding, facilitate the transfer of assets into said accounts and support clients in their account transactions, record keeping and compliance. Currently there are more than 3,900 customers on the platform.

The Company has transferred over $630 million in plan assets from over 200 other administrators/custodians (both traditional and alternative asset-oriented) which has allowed the Company to gain insight into the policies and procedures, creating operating efficiencies for new customers who are bringing assets from these competitors.

The Company plans to be able to offer its clients a robust eco-system of alternative investments opportunities from a variety of sponsors, promoters and marketplaces. The Company has already established more than a dozen of these relationships.

History of the Business
Rocket Dollar, Inc. was founded in February 2018 by Tadayoshi Henry Yoshida, Thomas Young and Richard Dude. The Company was incorporated in Delaware. From March to June that year the Company raised $1.65 million in convertible notes and commenced commercial operations (see 'CAPITALIZATION AND OWNERSHIP' below). Its Solo 401(k) product was launched in March of 2018 with the Self-Directed IRA following in June. By the end of 2018, the Company had 13 full time employees and finished the year with 150 customer accounts. In early March 2019 the Company conducted a priced offering of its securities which converted all earlier outstanding convertible notes. Further, in August 2021, the Company conducted a Series A round, thereby raising a cash amount of $7,999,963.57. The Company currently has 24 employees, all of them on a full-time basis.

The Company's Products
The Company currently offers self-directed Traditional IRA accounts, ROTH IRA accounts and SEP IRA accounts. For self-employed persons, the Company offers both a regular and ROTH Solo 401(k) product.

Competition
The Company's main competitors are Millenium Trust Company, Pensco Trust Company, and Equity Trust Company. The Company's main competitive advantage over the other companies in the space is the support that Rocket Dollar offers post-purchase. The Company is also taking the complexity out of the process by simultaneously creating an LLC for its IRA customers and commercial bank accounts for both 401(k) and IRA customers through its digital platform. The Company also offers its customers a customized account dashboard showing their account information and balances.

Customer Base
The Company's target market are individuals who have either a) a significant existing IRA or 401(k) balance and who wish to unlock those funds to invest in alternative assets, or b) who are active alternative asset investors seeking to use their retirement assets to augment their investment activities and defer gains.

After opening its first 250 accounts, the Company performed a study on the composition of its customer base. The results were that the average customer was funding their account with roughly $85,000 and using the funds to invest in real estate syndications as well as private companies. The average Rocket Dollar customer is 45 years old, with a household income in the low to mid six figures. As of the date of this Form C-AR, the average account balance has grown to $162,000.

Intellectual Property

Trademarks

Application or Registration #	Title	Description	File Date	Status	Country
Serial No.: 87819501	ROCKET DOLLAR	STANDARD CHARACTER MARK	March 4, 2018	Application currently suspended	USA
Serial No.: 87819757	ROCKET DOLLAR	DESIGN PLUS WORDS, LETTERS, AND/OR NUMBERS	March 5, 2018	Application currently suspended	USA

Patents and Provisional Patent Applications

Application or Registration #	Title of Invention	Description	File Date	Grant Date	Country
Application No.: 16701057	SYSTEM AND METHOD FOR TRANSFERRING AND ROLLING-OVER FUNDS BETWEEN ACCOUNTS	Invention generally relates to computer systems and methods for transferring tax-advantaged retirement account money between tax-advantaged retirement accounts.	December 2, 2019	Pending	USA

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

Litigation
To the Company's knowledge, there are no existing legal suits pending or threatened against the Company.

Other
The Company's principal address is 2028 E Ben White Blvd, Suite 240-4010, Austin, TX 78741.

The Company conducts business in all of the United States.

Subsidiaries
The Company owns 100% of the capital stock of Rocket Dollar Advisor, Inc., a Delaware corporation incorporated on October 1, 2013. Further, the Company owns 100% of the membership interests in Rocket Dollar Capital, LLC, a Delaware limited liability company formed on March 26, 2021.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Tadayoshi Henry Yoshida

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director and Chief Executive Officer: February 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Henry is CEO and Co-founder at Rocket Dollar. He is a successful entrepreneur, Certified Financial Planner. In the past, Henry was the founder of venture capital backed robo-advisor retirement plan platform Honest Dollar, acquired by Goldman Sachs, was the founder of MY Group LLC (acquired by Captrust), a $2.5 billion assets under management investment firm, and a Merrill Lynch Vice President. Henry proudly serves as a Central Texas Angel Network Partner, Techstars + Capital Factory mentor, and NextGen Venture Partner.

Henry has many retirement industry accolades over his career. He was a 2014 finalist for the ASPPA/NAPA 401(k) Leadership Award and, in 2012 and 2013, was recognized as a finalist for PLANSPONSOR Magazine's Retirement Plan Adviser of the Year. Henry shares his industry expertise as a speaker at several industry conferences, as well as having been featured or quoted in the Wall Street Journal, TechCrunch, Bloomberg Businessweek, and Financial Times. He has a passion for helping people be the best that they can be and contributes as a member in several financial and technology industry organizations.

Henry graduated from The University of Texas at Austin, has an MBA from Cornell University, and lives in Austin with his wife and two daughters.

Name

Chris Palmisano

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chief Operating Officer and Chief Revenue Officer: April 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chris Palmisano is Chief Operating Officer/Chief Revenue Officer and Board Member at Rocket Dollar. He has held leadership roles in sales, marketing, business development, and operations at Khorus, SolarWinds, and Google Inc. He was an angel investor in Rocket Dollar and joined the board of directors as an independent board member. Soon thereafter he joined the Company as Founding Chief Operating Officer. He has been a self-directed investor since 2007.

He is a mentor at startup accelerators, a guest lecturer at business schools, an angel investor, Founding Venture Partner at NextGen Venture Partners, and an advisor to many CEOs and startup companies.

Chris is a former U.S. Marine Corps officer and lives in Austin, Texas. He holds an MBA in Finance, Beta Gamma Sigma, from the University of North Carolina's Kenan-Flagler Business School, an MS in Computer Information Systems from Boston University's Department of Computer Science, and a BS in Management Information Systems from Rochester Institute of Technology.

Name
Todd Ruppert

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director: December 2021-Present (Todd Ruppert is the only Director that does not keep a full-time position at the Company)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

The Last Three Years:
Antler (April 2020 - present): as advisor.
Ruppert International (July 2012 - present): as founder and CEO.

Todd Ruppert is the Company's Series A Director (as defined below). He is the founder & CEO of Ruppert International, a firm founded by Ruppert in July 2012 (external source — please confirm) with diversified interests globally in various fields including education, financial services, disruptive technologies, publishing, arts & entertainment, and strategy consulting.

He has been the president of London's Royal Parks Foundation, a global ambassador for the Duke of Edinburgh's International Award, and a board member of INSEAD Business School, Rocket Dollar, Symbiont, Shetland Space Centre, The Fine Art Group, The World Trade Center Institute, and the Rock & Roll Hall of Fame. In June of 2012, after a nearly twelve-year career at T. Rowe Price, a global asset management firm with over $1.6 trillion under management, he retired as CEO & president of TRP Global Investment Services, co-president of TRP International, and a member of the operating steering committee of the TRP Group. He has also retired from Greenspring Associates, a $14 billion venture capital firm where he was a venture partner starting in late 2012.

Todd has over 40 years of experience in the financial services industry and, as such, is an advisor to a number of financial firms including: Access Holdings, a buy & build mid-market private equity firm; Motive Partners, an investment firm focused on technology businesses in the financial services sector; BroadLight Capital, a growth equity vehicle focused on the entertainment, consumer, & technology industries; Antler, a global early-stage venture capital firm & the world's largest technology company builder (from April 2020 to Present); Fin Venture Capital, a FinTech focused venture firm; SenaHill, a FinTech merchant bank.

His numerous board & advisory board roles are for the following organizations in the following sectors:

Accademia: ActivEd, Duke University, INSEAD business school, MarcoPolo Learning, MPOWER Financing.

Financial Services/Disruptive Technologies: Alpha Square Group, Alt5Sigma, Athena Capital, Baia, Behaviour Lab, Bite Investments, CXO Fund, Even Financial, Fiduciary Investors Symposium, GIST, Global Ventures, IMMO, Launch Africa Ventures, ManageMy, Multichain Asset Management, Moneyhub, Money360, Octopus Investments, Pirkx, PivotalPath, QVentures, Republic, Salary Finance, Samos Investments, Seedrs, SPQ Asia Opportunities, Sure Ventures, Trinity Street Asset Management, Trove.

Publishing: Funds Europe, Funds Global, Investments & Pensions Europe.

Arts & Entertainment: Bottletop, Box Media, Hitlab, Iconic Images, Infinity Creative Media, Lüm, What We See.

Strategy Consulting: Gold Mercury, Laurel Strategies.

Other: Hyperion Metals, International Centre for Missing & Exploited Children, PowerX, RSR Partners, Storelli Sports.

Todd is the executive producer of 3 documentary films: A Year in Burgundy (2013), A Year in Champagne (2014), and A Year in Port (2016) in addition to being co-producer of the musical Happy Days (2007).

Education:
Kenyon College (Gambien, Ohio): Bachelor of Arts (B.A.) in Business (Class of 1978)

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Tadayoshi Henry Yoshida

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director and Chief Executive Officer: February 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Henry is CEO and Co-founder at Rocket Dollar. He is a successful entrepreneur, Certified Financial Planner. In the past, Henry was the founder of venture capital backed robo-advisor retirement plan platform Honest Dollar, acquired by Goldman Sachs, was the founder of MY Group LLC (acquired by Captrust), a $2.5 billion assets under management investment firm, and a Merrill Lynch Vice President. Henry proudly serves as a Central Texas Angel Network Partner, Techstars + Capital Factory mentor, and NextGen Venture Partner.

Henry has many retirement industry accolades over his career. He was a 2014 finalist for the ASPPA/NAPA 401(k) Leadership Award and, in 2012 and 2013, was recognized as a finalist for PLANSPONSOR Magazine's Retirement Plan Adviser of the Year. Henry shares his industry expertise as a speaker at several industry conferences, as well as having been featured or quoted in the Wall Street Journal, TechCrunch, Bloomberg Businessweek, and Financial Times. He has a passion for helping people be the best that they can be and contributes as a member in several financial and technology industry organizations.

Henry graduated from The University of Texas at Austin, has an MBA from Cornell University, and lives in Austin with his wife and two daughters.

Name
Chris Palmisano

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Operating Officer and Chief Revenue Officer: April 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chris Palmisano is Chief Operating Officer/Chief Revenue Officer and Board Member at Rocket Dollar. He has held leadership roles in sales, marketing, business development, and operations at Khorus, SolarWinds, and Google Inc. He was an angel investor in Rocket Dollar and joined the board of directors as an independent board member. Soon thereafter he joined the company as Founding Chief Operating Officer. He has been a self-directed investor since 2007.

Chris is an adjunct professor at St. Edwards University in Austin, TX, teaching an undergraduate course in entrepreneurship. He is a mentor at startup accelerators, a guest lecturer at business schools, an angel investor, Founding Venture Partner at NextGen Venture Partners, and an advisor to many CEOs and startup companies.

Chris is a former U.S. Marine Corps officer and lives in Austin, Texas. He holds an MBA in Finance, Beta Gamma Sigma, from the University of North Carolina's Kenan-Flagler Business School, an MS in Computer Information Systems from Boston University's Department of Computer Science, and a BS in Management Information Systems from Rochester Institute of Technology. Chris is also a contributor and speaker for the Talent War Group, a speaker's bureau for U.S. military veterans in leadership roles.

Indemnification
Subject to the provisions of the Bylaws of Rocket Dollar, Inc., adopted February 16, 2018 (the "***Bylaws***"), indemnification is authorized by the Company to directors, officers, or certain employees and agents to the fullest

extent permitted by Delaware law, in the event of third-party proceedings and in action by or in the right of the Company.

Employees
The Company currently has 24 employees, all of them on a full-time basis from remote locations.

CAPITALIZATION AND OWNERSHIP

Capitalization

The total number of shares of all classes of stock that the Company has authority to issue is 59,428,067 shares, consisting of (a) 40,142,000 shares of Common Stock, $0.0001 par value per share (the "**Common Stock**") and (b) 19,286,067 shares of Preferred Stock, $0.0001 par value per share (the "**Preferred Stock**"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed in the Company's Amended and Restated Certificate of Incorporation of Rocket Dollar, Inc., filed on August 2, 2021 with the Delaware Secretary of State (the "**Certificate of Incorporation**"). As of the effective date of the Certificate of Incorporation , the first Series of Preferred Stock has been designated Series Seed 1 Preferred Stock (the "**Series Seed 1 Preferred Stock**") and consists of 3,220,515 shares; the second Series of Preferred Stock has been designated Series Seed 2 Preferred Stock (the "**Series Seed 2 Preferred Stock**") and consists of 4,765,901 shares; the third Series of Preferred Stock has been designated Series Seed 3 Preferred Stock (the "**Series Seed 3 Preferred Stock**") and consists of 1,207,456 shares; the fourth Series of Preferred stock has been designated Series Seed 4 Preferred Stock (the "**Series Seed 4 Preferred Stock**") and consists of 2,279,504 shares; the fifth Series of Preferred Stock has been designated Series A Preferred Stock (the "**Series A Preferred Stock**") and consists of 7,238,300 shares; and the sixth Series of Preferred Stock has been designated Series A-CF Preferred Stock (the "**Series A-CF Preferred Stock**") and consists of 574,391 shares.

The Company has issued the following outstanding Securities:

Common Stock

On February 23, 2018, the Company issued 7,000,000 and 1,500,000 shares of its Common Stock, respectively, to its founders Tadayoshi Henry Yoshida and Thomas Young, for the purchase price of $0.0001 per share and the aggregate proceeds of $850.00. This offering of securities was exempt under the Securities Act of 1933, as amended (the "**Securities Act**") pursuant to Section 4(a)(2). The use of proceeds of this offering was used for general working capital. As of the date of this Form C-AR, all of such shares of Common Stock have fully vested.

On March 9, 2018, the Company issued 101,010 shares of Common Stock to Capital Factory Partners 2018, L.P., for the purchase price of $0.01 per share and the aggregate proceeds of $1,010.11. This offering of securities was exempt under the Securities Act pursuant to Section 4(a)(2). The use of the proceeds of this offering were used for general working capital. The shares were fully vested on the date of grant.

Additionally, on February 7, 2019, February 8, 2019, and February 11, 2019, the Company issued an aggregate of 1,175,000 shares of Common Stock to four purchasers for the purchase price of $0.02 per share and the aggregate proceeds of $235,000.00. This offering of securities was exempt under the Securities Act pursuant to Section 4(a)(2). The use of the proceeds of this offering were used for general working capital. The shares were fully vested on the date of grant.

Additionally, pursuant to the Company's 2018 Equity Incentive Plan, the Company has issued 2,086,935 shares of restricted Common Stock, of which 207,987 have been repurchased and 1,772,910 remain issued and outstanding. The terms of these issuances and restrictions on these shares are more fully detailed in the section below titled 'Employee Stock Option Plan'.

As of the date of this Form C-AR, 9,986,934 of the shares of Common Stock issued and outstanding are fully vested and 266,185 shares are subject to vesting. Until all shares have vested, the Company has a right to repurchase unvested shares in the event that the shareholder's continuous service to the Company is voluntarily or involuntarily terminated.

Series Seed Preferred Stock

On March 13, 2019, the Company filed with the Secretary of State in Delaware a first Amended and Restated Certificate of Incorporation authorizing the sale of Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock, and Series Seed 3 Preferred Stock. The Company has issued a total of 11,481,068 shares of Series Seed 1, 2, 3 & 4 Preferred Stock. On December 2, 2019, the Company filed with the Secretary of State in Delaware a further Amended and Restated Certificate of Incorporation authorizing the sale of Series Seed 4 Preferred Stock.

Series Seed 1 Preferred Stock

Between March 13, 2019 and June 2019, pursuant to a Preferred Stock Purchase Agreement, 28 investors purchased 3,220,515 shares of the Company's Series Seed 1 Preferred Stock for aggregate proceeds of $1,663,686.46 at a

purchase price of $0.51659. The offering of the Company's Series Seed 1 Preferred Stock was conducted in reliance on Regulation D, Rule 506(b) of the Securities Act. The proceeds of the offering were used for general corporate purposes.

As of the date of this Form C-AR, there are 3,220,515 of Series Seed 1 Preferred Stock issued and outstanding.

Series Seed 2 Preferred Stock

On March 15, 2019, pursuant to a Preferred Stock Purchase Agreement, the Company issued to 50 investors an aggregate total of 4,765,901 shares of the Company's Series Seed 2 Preferred Stock in exchange for the cancellation of outstanding indebtedness of the then-outstanding convertible promissory notes. See '*Convertible Notes*' below for additional information. This offering of the Company's Series Seed 2 Preferred Stock was conducted in reliance on Regulation D, Rule 506(b) of the Securities Act. The proceeds of this offering were used for general corporate purposes.

As of the date of this Form C-AR, there are 4,765,901 shares of Series Seed 2 Preferred Stock issued and outstanding.

Series Seed 3 Preferred Stock

On March 15, 2019, pursuant to a Preferred Stock Purchase Agreement, the Company issued to 1 investor an aggregate total of 1,207,456 shares of the Company's Series Seed 3 Preferred Stock with a conversion price per share of $0.12423 in exchange for the cancellation of outstanding indebtedness of a SAFE agreement. See '*SAFE*' below for additional information. This offering of the Company's Series Seed 3 Preferred Stock was conducted in reliance on Regulation D, Rule 506(b) of the Securities Act. The proceeds of this offering were used for general corporate purposes.

As of the date of this Form C-AR, there are 1,207,456 shares of Series Seed 3 Preferred Stock issued and outstanding.

Series Seed 4 Preferred Stock

Between December 2019 and June 2020, pursuant to a Preferred Stock Purchase Agreement, the Company issued 2,287,196 shares of Series Seed 4 Preferred Stock to 25 investors at a purchase price of $0.65 per share, for the aggregate proceeds of $1,479,486.60 as well as a debt cancellation in the amount of $6,831.50. This offering of the Company's Series Seed 4 Preferred Stock was conducted in reliance on Regulation D, Rule 506(b) of the Securities Act. The proceeds of this offering have and will be used for general corporate purposes.

In connection with the issuance of the Series Seed 4 Preferred Stock, the Company entered into an investment agreement ("the **Investment Agreement**") with one investor, granting the investor certain material rights, including one seat on the Company's Board of Directors as long as the investor continues to hold at least 25% of the shares of Series Seed 4 Preferred Stock. Further, the Investment Agreement imposes certain obligations upon the Company, including to enter into any agreement reasonably requested by the investor's subsidiary to name the investor's subsidiary as the exclusive custodian for the Company's customer assets as of a date mutually agreeable to the investor and the Company.

As of the date of this Form C-AR, there are 2,287,196 shares of Series Seed 4 Preferred Stock issued and outstanding.

Series A Preferred Stock

On August 2, 2021, the Company filed with the Secretary of State of Delaware a further Amended and Restated Certificate of Incorporation authorizing the sale of Series A Preferred Stock.

In August 2021, pursuant to a Series A Preferred Stock Purchase Agreement, the Company issued 7,238,241 shares of Series A Preferred Stock to 18 investors at a purchase price of $1.10524 per share, for the aggregate proceeds of $7,999,963.57. This offering of the Company's Series A Preferred Stock was conducted in reliance on Regulation D, Rule 506(b) of the Securities Act. The proceeds of this offering have and will be used for product development, customer service, cybersecurity, expanding investment education, and content creation.

As of the date of this Form C-AR, there are 7,238,241 shares of Series A Preferred Stock issued and outstanding.

Series A-CF Preferred Stock

As of the date of this Form C-AR, no share of Series A-CF Preferred Stock has been issued.

The Company's Equity Incentive Plan
On February 16, 2018, the Board of Directors and the Company stockholders adopted the Company's 2018 Equity Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors, and consultants and to promote the success of the Company's business (as amended, the "***Plan***"). The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock and Restricted Stock Units. Pursuant to the Plan, 5,822,260 shares of Common Stock are authorized for allocation under the Plan.

As of the date of this Form C-AR, the Company has issued awards for 4,894,219 shares of Common Stock under the Plan, and 928,041 shares of Common Stock remain available for grant under the Plan.

Nonstatutory Stock Options
From March 2018 to March 2022, the Company issued 88 nonstatutory stock option grants pursuant to the Plan for the aggregate right to purchase 4,979,258 shares of the Company's Common Stock exercise prices ranging from $0.01 to $0.18 per share with various vesting schedules (collectively, the "***Nonstatutory Stock Options***"). Nonstatutory Stock Options for the right to purchase 1,430,897 shares of Common Stock have been exercised, of which 1,006,387 shares of Common Stock have vested. Seven option grants for the aggregate right to purchase 427,052 shares of Common Stock have been cancelled. These offerings were conducted in reliance on Rule 701 of the Securities Act.

Restricted Stock Awards
On March 14, 2018, the Company granted 500,000 shares of the Company's Common Stock to Richard Dude, a co-founder and the Chief Technology Officer of the Company, at a purchase price of $0.01 per share in exchange for the cash payment of $50.00 and other consideration in the amount of $4,950.00. As of the date of this Form C-AR, all of such shares of Common Stock have fully vested.

Shortly thereafter, on March 20, 2018, the Company granted a single purchaser and service provider 50,000 shares of the Company's Common Stock at a purchase price of $0.01 per share in exchange for the cash payment of $5.00 and other consideration in the amount of $495.00. This offering was conducted in reliance on Section 4(a)2 of the Securities Act. As of the date of this Form C-AR, all of such shares of Common Stock have fully vested.

Convertible Notes
Pursuant to Section 4(a)(2) of the Securities Act, between March 2018 and December 2018 the Company issued 57 convertible promissory notes to 55 investors in the aggregate amount of $1,825,000 (the "***Convertible Notes***"). These Convertible Notes accrued simple interest at a rate of 6% per annum. These notes had a maturity date of March 2, 2020 (the "***Maturity Date***"). The proceeds of this offering were used for general corporate purposes. The Convertible Notes converted on March 15, 2019 through an automatic conversion triggered from the Series Seed 1 Preferred Stock sale and issuance. At such time, 4,765,901 shares of Series Seed 2 Preferred Stock were issued in exchange for the cancellation of the indebtedness of the Convertible Notes.

SAFE
On January 10, 2019 the Company issued a single SAFE to Village Global, L.P. for the aggregate principal amount of $150,000 (the "***SAFE***"), in reliance on Section 4(a)(2) of the Securities Act. The proceeds of the SAFE offering were used for general corporate purposes. The SAFE converted through an automatic conversion triggered by the sale and issuance of shares of Series Seed 1 Preferred Stock. At such time, 1,207,456 shares of Series Seed 3 Preferred Stock were issued and the SAFE was canceled.

In connection with the issuance of the SAFE, the investor received a side letter amended on March 15, 2019 (the "***Side Letter***"), granting the investor certain information rights, including the right to receive all notices, minutes, consents and other materials, subject to the terms of the Side Letter, that that Board of Directors of the Company shall receive, as well as pro rata rights in future offerings and super pro rata rights, wherein investor is entitled to purchase up to $250,000 in certain subsequent financings. On March 16, 2020, the Company and Village Global, L.P entered into a side letter agreement wherein Village Global, L.P. agreed to waive the pro rata rights with respect to the sale and issuance of the Series Seed 4 shares.

SAFEs 2020
Between December 30, 2019 and March 28,2020 the Company issued 1,825 SAFEs to 1,824 investors for the aggregate principal amount of $477,546 (the "***SAFEs 2020***") in reliance upon Section 4(a)(6) of the Securities Act, including one SAFE 2020 issued to Republic in consideration for its funding portal services in connection with the

offering in reliance upon Section 4(a)(6) of the Securities Act. The proceeds of the SAFEs 2020 are intended to be used for general marketing, research and development, and future wages.

As of the date of this Form C-AR, the SAFEs 2020 have not been converted or terminated and remain outstanding.

Dividends
The SAFEs 2020 do not entitle the Investors to any dividends.

Conversion Mechanics

Conversion Upon First Qualified Equity Financing
If the Company elects to convert the SAFEs 2020 upon the first Qualified Equity Financing following the issuance of the SAFEs 2020, the investors will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the investor paid for the SAFEs 2020 (the "***Purchase Amount***") by:

(a) the quotient of $20,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the SAFEs 2020 (collectively, "***Safes***"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the securities sold in such Qualified Equity Financing multiplied by 90.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "***First Financing Price***" and may be used to establish the conversion price of the SAFEs 2020 at a later date, even if the Company does not choose to convert the SAFEs 2020 upon the first Qualified Equity Financing following the issuance of the SAFEs 2020.

Conversion After the First Qualified Equity Financing
If the Company elects to convert the SAFEs 2020 upon an Equity Financing after the first Qualified Equity Financing following the issuance of the SAFEs 2020, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price. These securities will have no information rights, no tax reporting rights, no voting rights and any matter by which applicable law requires the holder of such securities to vote, the holders of the securities will enter into a proxy agreement with the Intermediary to vote in line with the series of securities the CF Shadow Series Securities are based off of.

Conversion Upon a Liquidity Event Prior to a Qualified Equity Financing
In the case of an initial public offering of the Company ("***IPO***") or Change of Control (either of these events, a "***Liquidity Event***") of the Company prior to any Qualified Equity Financing, the investor will receive, at the option of the investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $20,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "***Cash-Out Investors***") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

Dissolution
If there is a Dissolution Event before the SAFEs 2020 terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the investors, all holders of other Safes (on an as converted basis based on a

valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of Common Stock.

Termination

The SAFEs 2020 terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the SAFEs 2020) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The SAFEs 2020 do not have any voting rights if and when converted, except as otherwise required by law.

Definitions

"**Capital Stock**" refers to Company's membership interests, Common Units, Common stock, Preferred stock, or any series thereof that the Company is then authorized to issue.

"**CF Shadow Series Securities**" shall mean with respect to a conversion pursuant a Qualified Equity Financing, shares of the Company's Preferred Stock that are identical in all respects to the shares of Capital Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Conversion Shares would be CF Shadow Series A Preferred Stock), except that the liquidation preference per share shall equal the Conversion Price and the following additional differences:

  i.   The Conversion Shares shall be non-voting except as required by law;
  ii. The Conversion Shares must vote in accordance with the majority of the investors in such future Qualified Equity Financing with respect to any such required vote; and
  iii. Holders of Conversion Shares shall receive periodic business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law and contemplated by Regulation CF).

The Company has no obligation to convert the SAFEs 2020 in any future financing.

"**Change of Control**" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Capital Stock following the date of issuance from which the Company receives gross proceeds of not less than $2,500,000 (excluding the aggregate amount of securities converted into capital stock in connection with such sale (or series of related sales).

Warrant

On January 18, 2022 the Company entered into a Warrant to Purchase Stock (the "**Warrant**") with a single investor to purchase shares of the Company's Common Stock. The Warrant has been issued in connection with the Loan and Security Agreement (as defined below) and shall be exercisable to purchase (a) 34,962 shares of Common Stock (the "**Initial Warrant Shares**") as well as (b) 34,962 shares of Common Stock in the event the Company draws a first Term Loan Advance (as defined below) (the "**Additional Warrant Shares**"), each time, at an exercise price of $0.18 per share of Common Stock, or, at the election of the Warrant holder, pursuant to a cashless exercise formula. As of the date of this Form C-AR, the Warrant has not been exercised. The exercise of the Warrant may dilute the securities acquired upon conversion of the SAFEs 2020. This offering was conducted in reliance on Section 4(a)2 of the Securities Act.

Debt

The PPP Loan

On April 21, 2020, the Company entered into a loan agreement with a banking institution (the "*Loan*") under the Paycheck Protection Program ("*PPP*") for the principal amount of $321,500.00. The Loan matures on April 21, 2022 and bears interests at the rate of 1% per annum. Pursuant to the terms of the Loan, the Company will pay this Loan in 17 payments whereby the first payment was due on November 21, 2020. Under the PPP, and in connection with the Loan forgiveness thereunder, the Small Business Administration, in lieu of the Company, remitted to the lender of record a payment in the amount of $311,500 in principal and $1,809.26 in interest. In addition, the remittance amount was reduced by $10,000 pursuant to Section 1110(e)(6) of the Coronavirus Aid, Relief, and Economic Security Act ("*CARES Act*"). The Loan has been forgiven because the Company has fulfilled the requirements as set forth under the PPP.

The Loan and Security Agreement
In January 2022, the Company entered into a Loan and Security Agreement (the "*Loan and Security Agreement*") and established a line of credit available until May 31, 2023 during which the Company may take up to two loan advances, each in an amount equal to at least $500,000.00 not exceeding the aggregate principal amount equal to $2,000,000.00 (each, a "*Term Loan Advance*"). The outstanding principal amount of each Term Loan Advance shall accrue interest at a floating rate per annum equal to the greater of (1) five percent (5.00%) and (2) the Wall Street Journal prime rate plus one three-quarters of one percent (1.75%). The Term Loan Advances shall have a maturity date of November 1, 2025.

In order to secure the Company's obligations under the Loan and Security Agreement, the Company has granted a first priority perfected security interest in a collateral which consists of all of the Company's right, title, and interest in and to the following personal property (the "*Collateral*"): (i) all goods, accounts (including health-care receivables), equipment, inventory, contract rights or rights to payment of money, leases, license agreements, franchise agreements, general intangibles (except as provided below), commercial tort claims, documents, instruments (including any promissory notes), chattel paper (whether tangible or electronic), cash, deposit accounts, certificates of deposit, fixtures, letters of credit rights (whether or not the letter of credit is evidenced by a writing), securities, securities accounts, securities entitlements and all other investment property, supporting obligations, and financial assets, whether now owned or hereafter acquired, wherever located; and (ii) all Company's books relating to the foregoing, and any and all claims, rights and interests in any of the above and all substitutions for, additions, attachments, accessories, accessions and improvements to and replacements, products, proceeds and insurance proceeds of any or all of the foregoing. Notwithstanding the foregoing, the Collateral does not include any intellectual property; provided, however, the Collateral shall include all accounts and all proceeds of intellectual property.

Ownership
No one person or entity owns a majority of the Company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned By Voting Power
Tadayoshi Henry Yoshida	23.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
We generate all of our revenue from Client Account Opening fees and a monthly compliance fee.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on increasing sales and developing new marketing channels.

The Company incurred total operating expenses of $2,142,743 and $3,564,492 for the years ended December 31, 2020 and 2021, respectively. In 2020, the Company generated $510,830 in revenue, $336,289 in other income and incurred a net loss of $1,295,624. In 2021, the Company generated $1,379,482 in revenue, $2,479 in other income and incurred a net loss of $2,182,531.

General & Administrative

The Company expenses the cost of general & administrative expenses as incurred and aggregated to $1,419,131 and $1,508,224 for the years ended December 31, 2020 and 2021, respectively.

Sales & Marketing

The Company expenses the cost of sales & marketing as incurred and aggregated $463,056 and $797,499 for the years ended December 31, 2020 and 2021, respectively.

Liquidity and Capital Resources

The Company currently has an average burn rate of approximately $294,000 per month and a cash-on-hand of over $5,800,000. As of the Date of this Form C-AR, the Company has yet to achieve profitability.

Capital Expenditures and Other Obligations

The Company does not currently intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE SECURITIES

Right of First Refusal and Co-Sale Agreement; Investor Rights Agreement; Voting Agreement

- On March 15, 2019, the Company and the investors in Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock and Series Seed 3 Preferred Stock entered into an Investors' Rights Agreement (an "***IRA***") which grants such investors a right of first offer. Additionally, the IRA allows any investor that, individually or together with such investor's affiliates, holds at least 200,000 shares of Company securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof) (a "***Major Investor***") to receive certain information from the Company. On December 6, 2019, the IRA has been amended and restated, and was extended to purchasers of the Company's Series Seed 4 Preferred Stock. On August 3, 2021, the IRA has been further amended and restated, and was extended to purchasers of the Company's Series A Preferred Stock.

- On March 15, 2019, the Company and investors of the Company's shares of Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock and Series Seed 3 Preferred Stock, and as well as four securities holders listed as "***Key Holders***" entered into a Right of First Refusal and Co-Sale Agreement (a "***Right of First Refusal and Co-Sale Agreement***"). Pursuant to such agreement, the Company's Key Holders granted to the Company a right of first refusal. Additionally, the agreement grants to the investors that are signatories thereto a secondary refusal right to purchase all or any portion of the stock that has not been purchased by the Company pursuant to the Company's right of first refusal. Finally, if the stock subject to the right of first refusal is not purchased pursuant to such right of first refusal each respective signatory of the Right of First Refusal and Co-Sale Agreement may elect to exercise a right to co-sale and participate on a pro rata basis in the proposed transfer. On December 6, 2019, this Right of First Refusal and Co-Sale Agreement has been amended and restated and was extended to purchasers of the Company's Series Seed 4 Preferred Stock. On August 3, 2021, this Right of First Refusal and Co-Sale Agreement has been further amended and restated and was extended to purchasers of the Company's Series A Preferred Stock.

- On March 15, 2019, the Company and investors of the Company's shares of Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock and Series Seed 3 Preferred Stock entered into a Voting Agreement (the "***Voting Agreement***"). By signing the Voting Agreement, investors agreed, in particular, to vote to ensure that the size of the Company's Board of Director remains at two directors and to ensure that Tadayoshi Henry Yoshida and Chris Palmisano remain directors. Additionally, the Voting Agreement included certain drag-along provisions, and provides that the signatories would vote in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any time. On December 6, 2019, the Company entered into an Amended and Restated Voting Agreement and was extended to purchasers of the Company's Series Seed 4 Preferred Stock. On August 3, 2021, the Company entered into a Third Amended and Restated Voting Agreement and was extended to purchasers of the Company's Series A Preferred Stock.

Description of Securities of the Company

The following description summarizes important terms of the existing securities of the company and does not provide every detail that may be of interest to investors in this Offering. A description of the rights of the shareholders may be found in the Company's Certificate of Incorporation, as well as Delaware General Corporate Law.

Common Stock

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting; provided, however, that except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled to, either separately or together with the holders of one or more other such series, vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all

outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Company.

Rights to Dividends

The Company shall not declare, pay, or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable hereunder to the holders of Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The applicable "***Original Issue Price***" shall mean (a) with respect to the Series Seed 1 Preferred Stock, $0.51659 per share, (b) with respect to Series Seed 2 Preferred Stock, $0.36258 per share, (c) with respect to Series Seed 3 Preferred Stock, $0.12423 per share, (d) with respect to Series Seed 4 Preferred Stock, $0.65 per share, (e) with respect to Series A Preferred Stock, $1.10524 per share, and (f) with respect to Series A-CF Preferred Stock, $0.8314 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined in the Certificate of Incorporation), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined in the Certificate of Incorporation), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times (lx) the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such specified Preferred Stock been converted into Common Stock pursuant to an optional conversion immediately prior to such liquidation, dissolution, winding up, or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "***Liquidation Amount***"). If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled hereunder, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock as provided above, the remaining funds and assets of the Company available for distribution to the stockholders of the Company or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

Preferred Stock

Voting Rights

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock and Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of such series of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series Seed Preferred Stock and Series A Preferred Stock shall vote together with the holders of Common Stock as a single class. Except as required by law, the Series A-CF Preferred Stock shall have no voting rights. The Series Seed Preferred Stock and the Series A Preferred Stock collectively are referred to as the "***Voting Preferred Stock***". For the avoidance of doubt, the Voting Preferred Stock shall exclude the Series A-CF Preferred Stock.

The holders of record of the shares of Series Seed A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Company (the "***Series A Director***"), the holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Company (the "***Series Seed Director***" and together with the Series A Director, the "***Preferred Directors***").

Voting Preferred Stock Protective Provisions

At any time when shares of Voting Preferred Stock are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Voting Preferred Stock (voting together as a single class on an as-converted basis) (the "***Requisite Preferred Holders***"), given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(i) liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

(ii) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Company in a manner that adversely affects the powers, rights, preferences and privileges of the Preferred Stock or any series thereof;

(iii) (i) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Company unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges;

(iv) cause or permit any of its subsidiaries to, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "***Tokens***"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

(v) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof or (iv) as approved by the Board of Directors;

(vi) make, or permit any subsidiary to make, any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company;

(vii) make, or permit any subsidiary to make, any loan or advance to any person, including, without limitation, any employee or director of the Company or any subsidiary, except advances and similar expenditures in the ordinary course of business or under the terms of any employee stock or option plan approved by the Board of Directors;

(viii) increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with the

provisions of the Certificate of Incorporation pertaining to the number of Directors;

(ix) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Preferred Stock or Common Stock;

(x) create, adopt, amend, terminate, or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan;

(xi) incur any aggregate indebtedness in excess of $500,000, other than trade credit incurred in the ordinary course of business;

(xii) guarantee, directly or indirectly, or permit any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business;

(xiii) enter into or be a party to any transaction with any directly, officer or employee of the Company or any "associate" (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (and any successor thereto) and the rules and regulations promulgated thereunder) or any such person, except for transactions resulting in payments to or by the Company in an aggregate amount less than $10,000 per year; or

(xiv) commit to undertake any of the foregoing.

Series A Preferred Stock Protective Provisions

At any time when at least 1,809,561 shares of Series A Preferred Stock are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a sixty percent (60%) of the outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(1) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Series A Preferred Stock;

(2) amend, modify, waive, repeal or extinguish any of the rights, preferences or privileges of, or the restrictions provided in respect of, the Series A Preferred Stock;

(3) (a) reclassify, alter or amend any existing security of the Company that is pari passu with the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution, or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A Preferred Stock in respect of any such right, preference, or privilege or (b) reclassify, alter or amend any existing security of the Company that is junior to the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series A Preferred Stock in respect of any such right, preference or privilege;

(4) notwithstanding anything to the contrary herein, waive any rights set forth in Section 4.4 in respect of the Series A Preferred Stock; or

(5) commit to undertake any of the foregoing.

Right to Convert

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "*Conversion Price*" shall initially be equal to (a) $0.51659 per share with respect to the Series Seed 1 Preferred Stock, (b) $0.36258 per share with respect to the Series Seed 2 Preferred Stock, (c) $0.12423 per share with respect to the Series Seed 3 Preferred Stock, (d) $0.65 per share with respect to the Series Seed 4 Preferred Stock, (e) $1.10524 per share with respect to the Series A Preferred Stock and (f) $0.8314 per share with respect to the Series A-CF Preferred Stock. Such initial

Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided by the Certificate of Incorporation.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company made the acquisition of an entity in November 2018 for a payment of $50,000. The purchase of the entity included technology, assets under management, customer list, as well as a small cash balance. The price was determined during negotiations with all the selling shareholders, including Richard Dude, who was also a co-founder and former Chief Technology Officer of the Company. This was a strategic acquisition.

Loans

The Company does not currently have any outstanding loans with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Tadayoshi Henry Yoshida
(Signature)

Tadayoshi Henry Yoshida
(Name)

Director, Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Tadayoshi Henry Yoshida
(Signature)

Tadayoshi Henry Yoshida
(Name)

Director, Chief Executive Officer
(Title)

April 29, 2022
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Chris Palmisano
_____
(Signature)

Chris Palmisano
_____
(Name)

Director, Chief Revenue Officer, Chief Operating Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Chris Palmisano
_____
(Signature)

Chris Palmisano
_____
(Name)

Director, Chief Revenue Officer, Chief Operating Officer
_____
(Title)

April 29, 2022
_____
(Date)

EXHIBITS
Exhibit A   Financial Statements

EXHIBIT A
Financial Statements



Rocket Dollar, Inc.

Consolidated Financial Statements

(With Independent Auditors' Report)

December 31, 2021 and 2020



BAUER & COMPANY
audit & accounting services

Independent Auditors' Report

The Board of Directors
Rocket Dollar, Inc.:

Opinion
We have audited the accompanying consolidated financial statements of Rocket Dollar, Inc, and subsidiary (collectively, the "Company"), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com



- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
April 28, 2022

ROCKET DOLLAR, INC.
Consolidated Balance Sheets
December 31, 2021 and 2020

<u>ASSETS</u>

	2021	2020
Current assets		
Cash and cash equivalents	$ 6,473,801	$ 673,741
Accounts receivable	-	340
Prepaid and other current assets	91,210	36,812
Total current assets	6,565,011	710,893
Noncurrent assets		
Property and equipment, net	41,675	30,976
Total assets	$ 6,606,686	$ 741,869

<u>LIABILITIES AND SHAREHOLDERS' EQUITY</u>

	2021	2020
Current liabilities		
Accounts payable	$ 63,148	$ 12,546
Accrued expenses	36,569	11,509
Deferred revenue	34,371	28,237
Total current liabilities	134,088	52,292
Noncurrent liabilities		
Crowdfunding simple agreement for future equity	423,245	423,245
Total noncurrent liabilities	423,245	423,245
Total liabilities	557,333	475,537
Commitments and contingencies (Note 10)	-	-
Shareholders' equity		
Preferred stock - $0.0001 par value; 19,286,067 and 11,693,872 shares authorized at December 31, 2021 and 2020, respectively:	-	-
Series 1 convertible preferred stock - 3,220,515 and 3,220,515 shares issued and outstanding at December 31, 2021 and 2020, respectively (liquidation preference of $1,663,686)	322	322
Series 2 convertible preferred stock - 4,765,901 and 4,765,901 shares issued and outstanding at December 31, 2021 and 2020, respectively (liquidation preference of $1,728,021)	477	477
Series 3 convertible preferred stock - 1,207,456 and 1,207,456 shares issued and outstanding at December 31, 2021 and 2020, respectively (liquidation preference of $150,003)	121	121
Series 4 convertible preferred stock - 2,279,504 and 2,279,504 shares issued and outstanding at December 31, 2021 and 2020, respectively (liquidation preference of $1,486,677)	228	228
Series A convertible preferred stock - 7,238,241 and 0 shares issued and outstanding at December 31, 2021 and 2020, respectively (liquidation preference of $7,999,993)	724	-
Common stock - $0.0001 par value; 40,142,000 and 25,000,000 shares authorized. 11,529,129 and 11,249,068 shares issued and outstanding at December 31, 2021 ,129	1,152	1,124
Additional paid-in capital	13,250,656	5,285,856
Accumulated deficit	(7,204,327)	(5,021,796)
Total shareholders' equity	6,049,353	266,332
Total liabilities and shareholders' equity	$ 6,606,686	741,869

The accompanying notes are an integral part of these consolidated financial statements

ROCKET DOLLAR, INC.
Consolidated Statements of Operations
For the Years Ended December 31, 2021 and 2020

	2021	2020
Revenues		
Setup fee	$ 849,246	$ 284,863
Monthly subscription fee	530,236	225,967
Total revenues	1,379,482	510,830
Operating expenses		
General and administrative	1,508,224	1,419,131
Research and development	862,602	-
Sales and marketing	797,499	463,056
Technology expenses	372,371	219,411
Rent expense	13,863	27,831
Depreciation	9,933	13,314
Total operating expenses	3,564,492	2,142,743
Operating loss	(2,185,010)	(1,631,913)
Other income (expense)		
Interest expense	-	(119)
Forgiveness of PPP note payable	-	311,500
Other income	2,479	24,908
Total other income, net	2,479	336,289
Net loss	$ (2,182,531)	$ (1,295,624)

The accompanying notes are an integral part of these consolidated financial statements.

ROCKET DOLLAR, INC.
Consolidated Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2021 and 2020

	Series Seed 1 Preferred Stock		Series Seed 2 Preferred Stock		Series Seed 3 Preferred Stock		Series Seed 4 Preferred Stock		Series Seed A Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2019	3,220,515	$ 322	4,765,901	$ 477	1,207,456	$ 121	657,017	$ 66	-	$ -	11,189,068	$ 1,118	$ 4,227,400	$ (3,726,172)	$ 503,332
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	60,000	6	1,194	-	1,200
Series Seed-4 preferred stock issued	-	-	-	-	-	-	1,622,487	162	-	-	-	-	1,054,454	-	1,054,616
Stock compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	2,808	-	2,808
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,295,624)	(1,295,624)
Balance at December 31, 2020	3,220,515	$ 322	4,765,901	$ 477	1,207,456	$ 121	2,279,504	$ 228	-	$ -	11,249,068	$ 1,124	$ 5,285,856	$ (5,021,796)	$ 266,332
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	280,061	28	16,773	-	16,801
Series A- preferred stock issued	-	-	-	-	-	-	-	-	7,238,241	724	-	-	7,942,580	-	7,943,304
Stock compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	5,447	-	5,447
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,182,531)	(2,182,531)
Balance at December 31, 2021	3,220,515	$ 322	4,765,901	$ 477	1,207,456	$ 121	2,279,504	$ 228	7,238,241	$ 724	11,529,129	$ 1,152	$ 13,250,656	$ (7,204,327)	$ 6,049,353

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities		
Net loss	$ (2,182,531)	$ (1,295,624)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	9,933	13,314
Stock compensation expense	5,447	2,808
Changes in operating assets and liabilities:		
Accounts receivable	340	55
Prepaid expenses and other assets	(54,398)	(17,161)
Accounts payable	50,602	(37,658)
Accrued expenses	25,060	11,496
Deferred revenue	6,134	14,198
Cash flows used in operating activities	(2,139,413)	(1,308,572)
Cash flows from investing activities		
Purchase of property and equipment	(20,632)	-
Cash flows used in investing activities	(20,632)	-
Cash flows from financing activities		
Issuance of common stock, net of repurchase	16,801	1,200
Issuance of Series Seed 4 preferred stock, net	-	1,054,616
Issuance of Series A preferred stock, net	7,943,304	-
Issuance of SAFE financing	-	423,245
Cash flows provided by financing activities	7,960,105	1,479,061
Net increase in cash and cash equivalents	5,800,060	170,489
Cash and cash equivalents, beginning of period	673,741	503,252
Cash and cash equivalents, end of period	$ 6,473,801	$ 673,741
Supplemental disclosures for cash flow information:		
Cash paid for interest	$ -	$ 119
Cash paid for income taxes	$ 3,894	$ -

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 - Nature of Business

Rocket Dollar, Inc., was incorporated on February 16, 2018 in the State of Delaware. The Company provides an on-line platform to manage self-directed individual retirement accounts.

On March 26, 2021, Rocket Dollar, Inc. formed a wholly owned subsidiary, Rocket Dollar Capital, LLC (collectively "the Company").

The Company's headquarters are located in Austin, Texas. The Company began operations during 2018.

Note 2 - Liquidity and Capital Resources

Based on current financial projections for 2021, the Company's management believes it has sufficient liquidity to maintain operations through at least April 28, 2023. Failure to generate additional revenue, raise additional capital or manage discretionary spending could have a material adverse effect on the Company's ability to continue as a going concern.

Note 3 - Significant Accounting Policies

Basis of Presentation and Consolidation
The accompanying consolidated financial statements were prepared using accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of Rocket Dollar Capital, LLC. All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to current presentation.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the consolidated financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates. The Company's most significant estimates relate to fair value for stock-based compensation, valuation of provision for refunds and chargebacks, the useful lives of property and equipment.

Accounts Receivable
Accounts receivable consists of monthly subscription fees due from credit card processing companies. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current collectability status of accounts, which includes historical loss experience, and the length of time receivables are past due. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The Company believes and has experience in the amount being fully collectable. Accordingly, there was no provision made for doubtful accounts as of December 31, 2021 and 2020.

Note 3 - Significant Accounting Policies *(continued)*

Revenue Recognition
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), which, along with subsequent ASUs, amends the existing accounting standards for revenue recognition ("Topic 606"). This guidance is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled to receive when products are transferred to customers. ASU 2014-09 was effective for the Company beginning January 1, 2019. Based on the Company's evaluation process and review of its contracts with customers, the timing and amount of revenue recognized based on ASU 2014-09 is consistent with the Company's revenue recognition policy under previous guidance. The Company has therefore concluded that the adoption of ASU 2014-09 did not have a material impact on its financial position, results of operations, or cash flows.

Setup Fee
Setup fee revenue is recognized at the point in which the performance obligation under the terms of a contract with the customer have been satisfied and control has transferred. The Company's performance obligation is typically defined as the completion of customer account setup which requires the Company to deliver a custodian account number to the customer so that investment funds may then be transferred by the customer.

Monthly Subscription Fee
Monthly subscription fee revenue is recognized over a period of time, one month, in which the performance obligation under the terms of a contract with the customer have been satisfied and control has transferred. The Company's performance obligation is typically defined as the completion of monthly reporting and maintenance which requires the Company to make available monthly reporting data to its customers.

Revenues are measured as the amount of consideration the Company expects to receive in exchange for fulfilling the performance obligation. Sales and other taxes the Company collects concurrent with the sale of products are excluded from revenue. The Company's normal payment terms are consistent across all products offered. The time between invoicing and when payment is due is not significant. None of the Company's customer contracts as of December 31, 2021 and 2020 contain a financing component.

The Company estimates a provision for refunds and chargebacks based on historical experience. Actual refunds and chargebacks could differ from the Company's estimates.

The Company routinely offers sales discounts and promotions to its customers through coupon codes at sign up. These discounts are recorded in the same period in which the related revenues are recognized.

The Company recognizes the incremental costs of obtaining contracts as a reduction of revenues when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less. If the amortization period of the assets is greater than one-year, the cost is recognized over the lesser of the contract term or expected period the Company expects to receive substantial benefit, whichever is shorter. As of December 31, 2021 and 2020, there are no prepaid assets associated with obtaining sales contracts.

Note 3 - Significant Accounting Policies *(continued)*

Deferred revenue consists of advance payments from customers, in the form of cash, for revenue to be recognized upon completion of the account setup or during the remaining period under the monthly subscription. As of December 31, 2021 and 2020, the Company had deferred revenue totaling $34,371 and $28,237, respectively, based on services to be delivered.

Property and Equipment
Property and equipment consist principally of computer equipment and software. Property and equipment are stated at cost with depreciation provided using the straight- line method over the estimated useful life of the depreciable assets ranging from three to five years. Expenditures for maintenance and repairs are charged to expense as incurred. Major expenditures for additions, replacements and betterments are capitalized. When assets are sold, retired or fully depreciated the cost, reduced by the related amount of accumulated depreciation, is removed from the accounts and any resulting gain or loss is recognized as income or expense.

The Company reviews long-lived assets, including property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted cash flows, without interest charges, will be less than the carrying amount of the assets.

Marketing and Advertising Costs
The Company expenses marketing and advertising costs as incurred.

Stock Based Compensation
The Company expenses all stock-based payment to employees, consultants and advisors, including the grant of employee stock options, in the income statement based on their fair value less estimated forfeitures. Compensation cost is recognized over the award's requisite service period (which is generally the vesting term). The Company grants newly issued shares of stock upon exercise of stock options.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the years ended December 31, 2021 and 2020 as the Company incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2021 and 2020. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021 and 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Note 3 - Significant Accounting Policies *(continued)*

The Company is subject to Texas margin tax, which is accounted for as an income tax and other state income taxes. Income tax expense was $0 for the years ended December 31, 2021 and 2020 as the Company incurred a taxable loss in both years.

The Company is generally no longer subject to tax examinations relating to federal and state tax returns for periods prior to 2019.

Financial Instruments and Credit Risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accounts receivable from customers. Cash is deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

Accounts receivable are generally unsecured.

The carrying amounts of the Company's financial instruments, which include cash, cash equivalents, accounts receivable, accounts payable, accrued expenses and deferred revenue approximates the fair values due to the short maturity of these instruments.

Recently Issued Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02 Leases ("ASU 2016-02"). ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its combined balance sheet. ASU 2016-02 is effective for the Company on January 1, 2022. Early adoption is permitted. The Company is currently evaluating the effects that the adoption of ASU 2016-02 will have on the financial position, results of operations or cash flows.

Other Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Management Review
Management of the Company has evaluated subsequent events through April 28, 2022, the date the consolidated financial statements were available for issuance.

Note 4 - Property and Equipment

Property and equipment consist of the following at December 31, 2021 and 2020:

	2021		**2020**	
Computer equipment	$	2,372	$	2,372
Software		77,152		56,521
Subtotal		79,524		58,893
Less accumulated depreciation		(37,849)		(27,917)
Total	$	41,675	$	30,976

Depreciation expense for the years ended December 31, 2021 and 2020 was $9,933 and $13,314, respectively.

Note 5 - Crowdfunding Simple Agreement for Future Equity

During 2020, the Company offered Crowdfunding Simple Agreement for Future Equity ("Crowd SAFE") Notes to investors through OpenDeal Portal LLC d/b/a Republic, the "Intermediary". The Company raised an amount of $423,245 from investors on a first-come, first-serve basis through Regulation Crowdfunding. The Intermediary is entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

In the event of an equity financing in which the Company issues and sells common or preferred stock for the purpose of raising capital, the Crowd SAFE notes will convert into a series of preferred stock of the company. The number of shares of preferred stock will be determined by the issue price of the Crowd SAFE notes and the applicable 10% discount on the conversion shares, or $20,000,000 valuation cap. In the event of a change of control or initial public offering, Crowd SAFE note holders will either receive cash for their notes, or common stock.

Should the Company dissolve or wind-up operations prior to a conversion or cash-out event, Republic note holders will be paid back with equal priority among the investors, all other holders of instruments, and all holders of common stock.

As of December 31, 2021, the Crowd SAFE Notes have not converted as a qualified financing event has not yet occurred. The Crowd SAFE Notes are recorded as a liability on until conversion occurs.

Note 6 - Common Stock

In August 2021 and March 2020, the Company amended the Certificate of Incorporation. As of December 31, 2021 and 2020, the Company has authorized the issuance of 40,142,000 and 25,000,000 shares of common stock, respectively with a par value of $0.0001 per share.

In 2021 and 2020, the Company issued 280,061 and 60,000 shares of common stock related to the exercise of common stock options, respectively, and received cash proceeds of $16,081 and $1,200, respectively.

Note 7 - Preferred Stock

As of December 31, 2021, the Company has authorized the issuance of 19,286,067 shares of preferred stock with a par value of $0.0001 per share. Preferred stock is comprised as follows: 3,220,515 is designated to be Series Seed 1 preferred stock ("Series Seed 1"), 4,765,901 is designated to be Series Seed 2 preferred stock ("Series Seed 2"), 1,207,456 is designated to be Series Seed 3 preferred stock ("Series Seed 3"), 2,279,504 is designated to be Series Seed 4 preferred stock ("Series Seed 4"), 7,238,300 is designated to be Series A preferred stock, and 574,391 is designated to be Series A-CF preferred stock.

As of December 31, 2020, the Company has authorized the issuance of 11,693,872 shares of preferred stock with a par value of $0.0001 per share. Preferred stock is comprised as follows: 3,220,515 is designated to be Series Seed 1 preferred stock ("Series Seed 1"), 4,765,901 is designated to be Series Seed 2 preferred stock ("Series Seed 2"), 1,207,456 is designated to be Series Seed 3 preferred stock ("Series Seed 3"), and 2,500,000 is designated to be Series Seed 4 preferred stock ("Series Seed 4").

During 2021, the Company issued 7,238,241 shares of Series A at $1.10524 per share and received $7,943,304 in cash proceeds net of issuance costs.

Note 7 - Preferred Stock (continued)

During 2020, the Company issued 1,622,487 shares of Series Seed 4 at $0.65 per share and received $1,054,616 in cash proceeds.

Dividend Rights – The preferred holders are entitled to receive, when and if declared by the Board of Directors, and out of funds legally available, non-cumulative dividends. The Company did not declare dividends during the years ended December 31, 2021 and 2020.

Voting rights - Each holder of outstanding shares of Series Seed preferred stock and Series A preferred stock are entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of such series of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series Seed preferred stock and Series A preferred stock vote together with the holders of common stock as a single class. Except as required by law, the Series A-CF preferred stock does not have voting rights. The shareholders of Series A preferred stock are entitled to elect one director of the Company, the shareholders of Series Seed preferred stock, exclusively and as a separate class, are entitled to elect one director of the Company, and the shareholders of common stock, exclusively and as a separate class, are entitled to elect two directors of the Company. The shareholders of common stock and of any other class or series of voting stock, exclusively and voting together as a single class, and, with respect to the Series A preferred stock and Series Seed preferred stock, on an as-converted to common stock basis are entitled to elect the balance of the total number of directors of the Company.

Liquidation preferences - The holders of shares of preferred stock then outstanding are entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment will be made to the holders of Common Stock by reason of their ownership, an amount per share equal to the greater of (i) one times the applicable original issue price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares of such specified preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of preferred stock the full amount they are entitled, these shareholders will share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution.

Conversion rights - Each share of preferred stock will be convertible, at the option of the shareholder, at any time and from time to time, and without the payment of additional consideration, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion. At December 31, 2021, the conversion rate for Series Seed 1, Series Seed 2, Series Seed 3, Series Seed 4, Series A and Series A-CF stock equaled $0.51659, $0.36258, $0.12423, $0.65, $1.10524 and $0.8314 per share, respectively. At December 31, 2020, the conversion rate for Series Seed 1, Series Seed 2, Series Seed 3, and Series Seed 4 stock equaled $0.51659, $0.36258, $0.12423, and $0.65 per share, respectively. All outstanding shares of preferred stock will automatically be converted into shares of common stock, at the then effective conversion rate and may not be reissued by the Company, in the event of either the closing of the sale of shares of common stock to the public, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, resulting in at least $50,000,000 of gross proceeds to the Company or the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Preferred Holders.

Note 8 - Stock Options

The Company has adopted the 2018 Equity Incentive Plan (the "Plan"). As of December 31, 2021, the Plan has authorized a maximum of 5,822,260 shares of common stock to be awarded, of which 1,601,196 shares of common stock are available for grant at December 31, 2021.

Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date or 110% of the fair value for significant stockholders based on management's determination of fair value. Options generally have a ten-year term and vest between two and four years. The exercise price will be determined by the Company but will be not less than 100% of the fair market value. For individuals who own more than 10% of the total combined voting power of all classes of stock of the Company at the time of grant, the term of grant will be five years and the exercise price will be not less than 110% of the fair market value on the date of grant as determined by the Company.

In the event of a change in control of the Company, an option or award under the Plan will become fully exercisable and fully vested, if the option or award is not assumed by the surviving corporation or the surviving corporation does not substitute comparable awards for the awards granted under the Plan, or in the event of an involuntary termination within one year following a change in control.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Company used an estimated volatility of 60.0% and 60.0%, expected dividend yield of 0% and 0%, average risk-free rate of ranging from 0.21% to .49% and 0.5% and an expected term ranging from two to four years as its variables in its Black-Scholes calculation of stock compensation expense for options granted during 2021 and 2020, respectively. The fair value per share of options granted during the years ended December 31, 2021 and 2020 ranging from $0.009 to $0.082 and $0.012, respectively.

The Company recognized $5,447 and $2,808 in stock-based compensation for the years ended December 31, 2021 and 2020, respectively, and as of December 31, 2021, the Company has $96,863, in unamortized compensation costs related to non-vested stock option awards that it expects to be recognized over the next four years.

Note 8 - Stock Options (continued)

A summary of the Company's stock option activity and related information through December 31, 2021 and 2020 is as follows:

	Number of Shares	Weighted Average Price per share
Outstanding at December 31, 2019	853,476	0.016
Granted	340,000	0.020
Forfeited	(15,000)	0.020
Exercised	(60,000)	0.020
Outstanding at December 31, 2020	1,118,476	0.018
Granted	1,628,530	0.159
Forfeited	(30,209)	0.020
Exercised	(280,061)	0.060
Outstanding at December 31, 2021	2,436,736	$ 0.108

The following table summarizes information regarding stock options outstanding and exercisable at December 31, 2021:

Exercise Prices	Outstanding Options	Weighted-Average Remaining Contractual Life (years) Outstanding	Vested Options	Weighted-Average Remaining Contractual Life (years) Vested
$0.01	10,000	6.60	10,000	6.60
$0.02	1,083,267	8.10	790,354	8.00
$0.18	1,343,469	9.80	75,000	9.80
	2,436,736		875,354	

The following table summarizes information regarding stock options outstanding and exercisable at December 31, 2020:

Exercise Prices	Outstanding Options	Weighted-Average Remaining Contractual Life (years) Outstanding	Vested Options	Weighted-Average Remaining Contractual Life (years) Vested
$0.01	10,000	7.50	10.000	7.50
$0.02	1,108,476	9.10	526,648	8.75
	1,118,476		536,648	

Note 9 - Lease Arrangement

The Company has operating lease agreements for office space. As of December 31, 2021, the future minimum lease payments under operating leases (with initial or remaining lease terms in excess of one year) are as follows:

Year ended December 31,		
2022	$	8,500
Total minimum lease payments		8,500

Rent expense under operating leases was $13,863 and $27,831 for the years ended December 31, 2021 and 2020, respectively.

Note 10 - Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company is subject to various claims and liabilities in the ordinary course of business. The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

COVID-19
In March 2020, the World Health Organization declared a global pandemic related to the proliferation of the COVID-19 virus. Significant uncertainty about the duration and effects of the pandemic has created uncertainty in the current business environment with federal, state, and local governments recommending significant decreases in person-to-person interactions in addition to changes in other common business practices during the duration of the pandemic including the temporary closures of all non-essential businesses. Because of the uncertainty the pandemic will have on the current business environment, management is unable to estimate the potential impact on the Company's operations during 2022.

Note 11 - Retirement Plan

The Company maintains a 401(k) retirement plan. All employees who have completed 90 days of service are eligible to participate. Eligible employees can contribute up to a percentage of their salary up to amounts specified by the Plan agreement, capped by annual limits set by the Internal Revenue Service. The Company makes matching contributions to the Plan in the amount of 100% of the employee's elective deferrals up to 5% of compensation, and 50% of elective deferrals up to 10% of compensation. For the years ended December 31, 2021 and 2020, the Company made matching contributions to the Plan in the amount of $31,156 and $0, respectively, which is included in general and administrative expenses in the statement of operations.

Note 12 - Subsequent Events

In January 2022, the Company entered into a loan and security agreement with Silicon Valley Bank. The term loan is in the amount of up to $2,000,000. Monthly installments of principal and interest begin in June 2023. The principal amount accrues at a floating rate per year equal to the greater of 5% and the prime rate plus the prime margin rate. The loan matures in November 2025. As of the date of the Independent Auditor's Report, the Company has not drawn on the loan.

In connection with the loan and security agreement, the Company agreed to grant Silicon Valley Bank a warrant to purchase up to 69,924 shares of the Company's Common Stock, with an excise price of $.18 per share. 34,962 share will vest and be exercisable immediately upon the issuance of the warrant, and 34,962 shares will vest and be exercisable upon the making of the first term loan advance. The warrant expires in January 2032.

In March 2022, the Company granted 719,469 of common stock options to employees at an excise price of $.18 per share.